UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 18, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, April 13, 2018.

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Bolsa de Comercio de Buenos Aires

(Gerencia Técnica y de Valores Negociables)

Mercado Abierto Electrónico S.A.

Ref.: Material Fact –. Section 72 Act no. 26,831. Regular Transactions with Related Parties.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of  Transportadora de Gas del Sur S.A. (“TGS”), in order to report that on April 13, 2018, the Board of Directors approved the offer submitted by the Joint Venture integrated by SACDE Sociedad Argentina de Construcción y Desarrollo S.A. and Víctor M. Contreras y Cía. S.A., as part of the bid for the construction of Vaca Muerta gas pipeline (the “Offer”).

Prior to approval of the Offer, the Audit Committee was requested to issue a fairness opinion pursuant to sections 72 and 110 subpragraph h) of Act no. 26,831 and section 18 subparagraph f), Section V, Chapter III, Title II of the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores).

On April 13, 2018, after reviewing and analyzing the Offer, the Audit Committee concluded that the contractual conditions set forth in the Offer are reasonably deemed to be arm’s length conditions at the date of submission of the report.

The Audit Committee’s opinion is available to shareholders for inspection  at TGS’ principal office located at Don Bosco 3672 5th floor, City of Buenos Aires (Legal Department).

Best regards,

Hernán Diego Flores Gómez

Alternate Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: April 18, 2018.